ACCEPTANCE INSURANCE COMPANIES INC.
                          EMPLOYEE STOCK OWNERSHIP AND
                            TAX DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the Year Ended December 31, 1999

                                       OR

         (  )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        For the Transition Period From   to
                             Commission File Number

                   A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                   B. Name of the issuer to the securities held pursuant to the
                      Plan and the address of its principal executive office:

                       ACCEPTANCE INSURANCE COMPANIES INC.
                             ONE CENTRAL PARK PLAZA
                       222 SOUTH 15TH STREET, SUITE 600 N.
                              OMAHA, NEBRASKA 68102

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       ACCEPTANCE INSURANCE COMPANIES INC.
                                       EMPLOYEE STOCK OWNERSHIP AND TAX
                                       DEFERRED SAVINGS PLAN




Date  June 28, 2000                    By /s/ Dawn Wetherell
    _____________________                 ____________________
                                          Dawn Wetherell
                                          Plan Administrator

                                    CONTENTS





(a)    Financial Statements and Annual Report Schedules

       Independent Auditors' Report
       Statement of Net Assets Available for Benefits,
           December 31, 1999
       Statement of Net Assets Available for Benefits,
           December 31, 1998
       Statement of Changes in Net Assets Available for Benefits
           for the Year Ended December 31, 1999
       Statement of Changes in Net Assets Available for Benefits
           for the Year Ended December 31, 1998
       Notes to Financial Statements

(b)    Annual Report Schedules

       Item 27a - Schedule of Assets Held for Investment
           Purposes, December 31, 1999
       Item 27a - Schedule of Assets Held for Investment
           Purposes Which Were Both Acquired and Disposed of Within the Plan Year
       Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1999

(c)    Exhibits

       Exhibit 23 - Independent Auditors' Consent



Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

                          TIGHE, MASSMAN & NELSON, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                13310 "I" Street
                              Omaha, Nebraska 68137
                                 (402) 330-7099
                               FAX (402) 330-0809


J. William Tighe, C.P.A. (1930-1989)
Michael L. Massman, C.P.A.

George E. Nelson, C.P.A.
Dean M. Broich, C.P.A.
James A. Reinig, C.P.A.
     _______
G. Michael Gillain


                          INDEPENDENT AUDITORS' REPORT
                         ______________________________


Administrative Committee
Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax
   Deferred Savings Plan
Omaha, Nebraska


         We have audited the accompanying statements of net assets available for benefits of Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ Tighe, Massman & Nelson, P.C.

                                            Certified Public Accountants
June 9, 2000
Omaha, Nebraska

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                         PARTICIPANT DIRECTED
                                   ______________________________________________________________________________________________
                                   Guaranteed                                          Capital     Acceptance        Vanguard
                                   Interest      Market      Balanced    Income      Appreciation  Common            Index
                                   Contracts     Funds       Portfolio   Portfolio     Portfolio   Stock Fund        500
                                   ___________  ________    ___________  __________   __________   __________      ___________
Assets:

Investments at Fair Value:
  Acceptance Insurance Companies
    Inc. Common Stock             $      -      $      -     $    -      $     -      $     -      $  447,367       $     -
  Money Market Fund                      582       449,537      110,663      69,501      336,495       19,594           18,565
  U.S. Government & Agencies
    Securities                           -             -        648,957     547,115         -            -                -
  Corporate Bonds                        -             -        215,284     219,689    1,062,353         -                -
  Common Stock                           -             -        817,975     348,331    3,424,707         -                -
  Preferred Stock                        -             -         31,125      41,025         -            -                -
  Unit Investment Trust            1,482,105           -          -            -            -            -                -
  Mutual Funds                           -             -          -            -            -            -           1,913,484
  Participant Loans                      -             -          -            -            -            -                -
                                  ___________   ____________  __________  __________   ___________  __________      ___________

   Total Investments               1,482,687       449,537    1,824,004   1,225,661    4,823,555      466,961        1,932,049


Receivables:
  Employer Contributions                 -             -          -            -            -            -                -
  Employee Contributions                 -             -          -            -            -            -                -
  Accrued Interest                        25         2,109       18,374      15,533       31,083           84           25,019
                                 ____________   ____________ ___________ ___________ ___________    __________      ____________

   Total Assets                    1,482,712       451,646    1,842,378   1,241,194    4,854,638      467,045        1,957,068
                                 ____________   ____________  __________ ___________ ___________    __________      ____________


Liabilities


   ESOP Loan                             -             -          -            -            -            -              -
                                 ____________  _____________  __________ ___________ ___________    __________      ____________

    Total Liabilities                    -             -          -            -            -            -              -
                                 ____________  _____________  __________ ___________ ___________    ___________     ____________


Net Assets Available for
  Benefits                        $1,482,712    $  451,646   $1,842,378  $1,241,194   $4,854,638   $  467,045       $1,957,068
                                  ===========  ============  =========== ===========  ==========   ============     ============


The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                     NON-PARTICIPANT
                                                                                                         DIRECTED
                                                                                                ______________________
                                  American    American    Janus        Janus                        Employee Stock
                                  Century     Century     Growth &     World                          Ownership
                                  Value       Equity      Income        Wide         Other      Allocated  Unallocated   Total
                                 __________  _________   __________ _____________  ___________  __________ ___________ ____________
Assets:

Investments at Fair Value:
  Acceptance Insurance Companies
    Inc. Common Stock            $      -    $     -     $      -    $       -      $     -      $ 316,796 $  41,158 $   805,321
  Money Market Fund                   3,189      8,482        3,158       (1,181)       40,692       2,078        -    1,061,355
  U.S. Government & Agencies
    Securities                          -          -            -            -            -             -         -    1,196,072
  Corporate Bonds                       -          -            -            -            -             -         -    1,497,326
  Common Stock                          -          -            -            -            -             -         -    4,591,013
  Preferred Stock                       -          -            -            -            -             -         -       72,150
  Unit Investment Trust                 -          -            -            -            -             -         -    1,482,105
  Mutual Funds                      209,367    498,318    1,725,262      634,525          -             -         -    4,980,956
  Participant Loans                     -          -            -            -         426,014          -         -      426,014
                                 ___________  _________  ___________  ___________   ___________   _________ _________ ___________

    Total Investments               212,556    506,800    1,728,420      633,344       466,706     318,874    41,158  16,112,312

Receivables:
  Employer Contributions                -          -            -            -       1,177,888          -         -    1,177,888
  Employee Contributions                -          -            -            -         159,696          -         -      159,696
  Accrued Interest                       16         49          100           40         1,960          10        -       94,402
                                  __________  __________  __________   __________   ___________   _________  ________ ___________
    Total Assets                    212,572    506,849    1,728,520      633,384     1,806,250     318,884    41,158  17,544,298
                                  __________  __________  __________   __________   ___________   _________  ________ ___________

Liabilities

  ESOP Loan                             -          -            -            -            -             -     78,742      78,742
                                  __________  __________  ___________   _________   ____________  __________ _________ ___________

    Total Liabilities                   -          -            -            -            -             -     78,742      78,742
                                  __________  __________  ___________   __________   ____________ __________  ________ ___________

Net Assets Available for
  Benefits                       $  212,572  $ 506,849   $1,728,520     $633,384    $1,806,250   $ 318,884  $(37,584) $17,465,556
                                 =========== ==========  ===========    =========   ============ ========== ========= ===========

The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                        PARTICIPANT DIRECTED
                                 _________________________________________________________________________________________
                                  Guaranteed                                       Capital       Acceptance
                                  Interest    Market      Balanced     Income      Appreciation  Common
                                  Contracts   Funds       Portfolio    Portfolio   Portfolio     Stock Fund     Other
                                 ___________ ___________ ___________  ___________   ___________  ___________   ___________
Assets:

Investments at Fair Value:
  Acceptance Insurance Companies
    Inc. Common Stock            $      -    $       -    $      -     $      -      $      -     $1,434,551   $      -
  Money Market Fund                 196,298      420,744     814,148      329,546       557,370       12,772      185,601
  U.S. Government & Agencies
    Securities                          -            -       845,605      609,984           -            -            -
  Corporate Bonds                       -            -       242,995      265,998     2,311,008          -            -
  Common Stock                          -            -       905,940      179,376     5,158,810          -            -
  Preferred Stock                       -            -        98,944      107,267           -            -            -
  Unit Investment Trust           1,049,550          -           -            -             -            -            -
  Participant Loans                     -            -           -            -             -            -        507,951

Investments at Contract Value:
  Guaranteed Interest Contracts         -            -           -            -             -            -            -
  Certificate of Deposit                -            -           -            -             -            -            -
                                 ___________  ___________ __________   ___________   __________   __________    _________
    Total Investments             1,245,848      420,744   2,907,632    1,492,171     8,027,188    1,447,323      693,552

Receivables:
  Employer Contributions                -            -           -            -             -            -      1,258,174
  Employee Contributions                -            -           -            -             -            -            -
  Accrued Interest                    1,616        1,627      21,721       14,941        54,675           35          144
                                 ___________  ____________ _________    __________    __________   _________   __________
    Total Assets                  1,247,464      422,371   2,929,353    1,507,112     8,081,863    1,447,358    1,951,870
                                 ___________  ____________ _________    __________    __________   _________   ___________
Liabilities

  ESOP Loan                             -            -           -            -             -            -            -
                                 ___________  ____________ _________    __________    ___________   _________  ___________
    Total Liabilities                   -            -           -            -             -            -            -
                                 ___________  ____________ _________    __________    ___________   _________  ___________
Net Assets Available for
  Benefits                       $1,247,464   $  422,371  $2,929,353   $1,507,112    $8,081,863   $1,447,358   $1,951,870
                                 ===========  =========== ==========   ===========   ============ ===========  ===========



The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                   NON-PARTICIPANT
                                                       DIRECTED
                                        ___________________________________________
                                                    Employee Stock
                                                      Ownership
                                        Allocated       Unallocated       Total
                                        ____________    ____________    ___________
Assets:

Investments at Fair Value:
  Acceptance Insurance Companies
    Inc. Common Stock                   $1,112,454      $ 230,283       $ 2,777,288
  Money Market Fund                            281             -          2,516,760
  U.S. Government & Agencies
    Securities                                 -               -          1,455,589
  Corporate Bonds                              -               -          2,820,001
  Common Stock                                 -               -          6,244,126
  Preferred Stock                              -               -            206,211
  Unit Investment Trust                        -               -          1,049,550
  Participant Loans                            -               -            507,951

Investments at Contract Value:
  Guaranteed Interest Contracts                -               -                -
  Certificate of Deposit                       -               -                -
                                       ____________     __________      ____________

    Total Investments                    1,112,735        230,283        17,577,476

Receivables:
  Employer Contributions                       -               -          1,258,174
  Employee Contributions                       -               -                -
  Accrued Interest                               1             -             94,760
                                       ____________     ___________     ____________

    Total Assets                         1,112,736        230,283        18,930,410
                                       ____________     ___________     ____________

Liabilities

  ESOP Loan                                    -          125,094           125,094
                                       ____________     ___________      ___________

    Total Liabilities                          -          125,094           125,094
                                       _____________    ___________      ____________

Net Assets Available for
  Benefits                              $1,112,736      $ 105,189       $18,805,316
                                       =============    ===========     ============


The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                          PARTICIPANT DIRECTED
                                   _____________________________________________________________________________________________
                                   Guaranteed                                         Capital        Acceptance       Vanguard
                                   Interest      Market    Balanced      Income       Appreciation   Common           Index
                                   Contracts     Funds     Portfolio     Portfolio    Portfolio      Stock Fund       500
                                   ___________  _________  ___________   __________   ___________   ____________    ____________
Additions:
Investment Income:
  Interest                         $    1,648   $  22,628  $    91,899   $   69,430   $   232,768   $       865     $      524
  Dividends                               -           -         23,771       15,512        54,947           -           42,746
  Realized Gain (Loss)                  5,712         -        179,316       13,570      (108,946)      (84,480)            (5)
  Unrealized Gain (Loss)               78,651         -       (214,519)     (30,101)      189,376    (1,055,707)       172,721
                                   ___________  __________ ____________  ___________  ____________  ____________    ___________
                                       86,011      22,628       80,467       68,411       368,145    (1,139,322)       215,986
                                   ___________  __________ ____________  ___________  ____________  ____________    ___________
Allocation of 3,628 shares of
  Company Stock at Market                 -           -            -            -             -            -               -
                                   ___________  __________ ____________  ___________  _____________ ____________    ___________

Contributions:
  Employee                            146,291      73,147      417,716      156,546       577,781      144,376         164,724
  Employee Rollovers                   66,029         310       39,374       45,065        23,500          126           3,929
  Employer                             88,199      46,348      160,215       52,941       196,454       74,894         210,854
  Interest Paid by Acceptance
   on behalf of Plan                      -           -            -            -             -            -               -
                                  ____________  __________ ____________  ___________  _____________ ____________    ____________
                                      300,519     119,805      617,305      254,552       797,735      219,396         379,507
                                  ____________  __________ ____________  ___________  _____________ ____________    ____________

   Total Additions                    386,530     142,433      697,772      322,963     1,165,880     (919,926)        595,493
                                  ____________  __________ ____________  ___________  _____________  ___________    ____________

Deductions:
  Distributions to Plan Participants  312,292     137,507      973,203      453,608     1,842,650      151,979          12,185
  Allocation of 3,628 Shares of
    Company Stock at Market               -           -            -            -            -             -               -
  Interest on ESOP Loan                   -           -            -            -            -             -               -
                                  ____________   _________ ____________   __________   _____________  ___________   ____________

   Total deductions                   312,292     137,507      973,203      453,608     1,842,650      151,979          12,185
Net Transfer of Assets (to) from      161,010      24,349     (811,544)    (135,273)   (2,550,455)      91,592       1,373,760
                                  ____________   _________  ____________  __________   _____________  ___________   ____________

Net Increase (Decrease)               235,248      29,275   (1,086,975)    (265,918)   (3,227,225)    (980,313)      1,957,068

Net Assets Available for Benefits
  Beginning of Year                 1,247,464     422,371    2,929,353    1,507,112     8,081,863    1,447,358             -
                                  ____________   _________  ____________  __________  _____________ ____________    ___________

Net Assets Available for Benefits
  End of Year                      $1,482,712   $ 451,646  $ 1,842,378   $1,241,194   $ 4,854,638   $  467,045      $1,957,068
                                   ===========  ========== ============  ===========  ============  ============    ============

The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                                   NON-PARTICIPANT
                                                                                                     DIRECTED
                                    ___________________________________________________________ ______________________
                                     American    American    Janus       Janus                    Employee Stock
                                     Century     Century     Growth &    World                       Ownership
                                     Value       Equity      Income      Wide         Other     Allocated  Unallocated  Total
                                    ___________ ___________ ___________ ___________ ___________ __________ ___________ ____________
Additions:
Investment Income:
  Interest                          $      53   $     123   $      292  $      157  $   64,102  $      151  $     -    $   484,640
  Dividends                            15,750       6,757          -           -           -           -          -        159,483
  Realized Gain (Loss)                     (3)        -              8         -           -       (26,683)       -        (21,511)
  Unrealized Gain (Loss)              (39,887)     41,591      351,016     194,864         -      (771,507)  (131,182)  (1,214,684)
                                    __________  _________   __________  __________  ___________ ___________ __________ ____________
                                      (24,087)     48,471      351,316     195,021      64,102    (798,039)  (131,182)    (592,072)
                                    __________  _________   __________  __________  ___________ ___________ __________ ____________
Allocation of 3,628 shares of
  Company Stock at Market                 -           -            -           -           -        57,943        -         57,943
                                    __________  _________   __________  __________  ___________ ___________ __________ ____________

Contributions:
  Employee                             20,185      50,273      141,650      55,010         -           -          -      1,947,699
  Employee Rollovers                      -           253        3,992         316         -           -          -        182,894
  Employer                             24,004      65,667      187,664      70,650         -           -       46,352    1,224,242
  Interest Paid by Acceptance
   on behalf of Plan                      -           -            -           -           -           -        9,742        9,742
                                    __________ ___________   __________  __________  ___________ ___________ _________ ____________
                                       44,189     116,193      333,306     125,976         -           -       56,094    3,364,577
                                    __________ ___________   __________  __________  ___________ ___________ _________ ____________

    Total Additions                    20,102     164,664      684,622     320,997      64,102    (740,096)   (75,088)   2,830,448
                                    _________  ___________   __________  __________  ___________ ___________ _________ ____________

Deductions:
  Distributions to Plan Participants      642       3,025       22,648      11,958     149,947      30,879        -      4,102,523
  Allocation of 3,628 Shares of
    Company Stock at Market               -           -            -           -           -           -       57,943       57,943
  Interest on ESOP Loan                   -           -            -           -           -           -        9,742        9,742
                                    _________  ___________   __________   __________  __________  __________ _________  ___________

    Total deductions                      642       3,025       22,648      11,958     149,947      30,879     67,685    4,170,208
Net Transfer of Assets (to) from      193,112     345,210    1,066,546     324,345     (59,775)    (22,877)       -            -
                                    __________ ___________  ___________   __________  __________ ___________ _________  ___________

Net Increase (Decrease)               212,572     506,849    1,728,520     633,384    (145,620)   (793,852)  (142,773)  (1,339,760)

Net Assets Available for Benefits
  Beginning of Year                       -           -            -           -     1,951,870   1,112,736   105,189   18,805,316
                                    _________  __________   ___________ __________  ___________ __________ __________ ____________

Net Assets Available for Benefits
  End of Year                       $ 212,572   $ 506,849   $1,728,520  $  633,384  $1,806,250  $  318,884 $ (37,584) $17,465,556
                                    ==========  ==========  =========== =========== =========== ========== ========== ============

The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                 PARTICIPANT DIRECTED
                                     _____________________________________________________________________________________
                                      Guaranteed                                     Capital      Acceptance
                                      Interest     Market     Balanced   Income      Appreciation Common
                                      Contracts    Funds      Portfolio  Portfolio   Portfolio    Stock Fund    Other
                                     ____________ __________ ___________ ___________ ___________  ___________  ___________
Additions:
Investment Income:
  Interest                           $    14,782  $  16,951  $   80,969  $   53,747  $  255,979   $      391   $    46,401
  Dividends                                  -          -        15,459       8,644      65,702          -             -
  Realized Gain                            2,152        -       198,650      90,621     187,237       51,175           -
  Unrealized Gain (Loss)                  59,180        -        (7,175)    (23,506)   (370,101)    (334,960)          -
                                     ____________ _________  ___________ ___________ ____________  ___________  ___________
                                          76,114     16,951     287,903     129,506     138,817     (283,394)       46,401
                                     ____________ _________  ___________ ___________ ____________  ___________  ___________
Allocation of 3,909 shares of
  Company Stock at Market                    -          -           -           -            -            -            -
                                     ____________ _________  ___________ ___________ ____________  ___________  ___________

Contributions:
  Employee                               149,080     61,331     484,407     184,195     795,046      155,769           -
  Employee Rollovers                      15,493     40,188      67,820      25,938      54,284       27,028           -
  Employer                               104,539     52,002     325,779     121,243     548,672      105,940           -
  Interest Paid by Acceptance
   on behalf of Plan                         -          -           -           -           -            -             -
                                     ____________  _________ ___________ ___________ ____________  ___________  ___________
                                         269,112    153,521     878,006     331,376   1,398,002      288,737           -
                                     ____________  _________ ___________ ___________ ____________  ___________  ___________

    Total Additions                      345,226    170,472   1,165,909     460,882   1,536,819        5,343        46,401
                                     ____________  _________ ___________ ___________ ____________  ____________ ___________

Deductions:
  Distributions to Plan Participants     67,182      34,860     164,772      45,203     407,716      115,367       20,032
  Allocation of 3,909 Shares of
   Company Stock at Market                  -           -           -           -           -            -             -
  Interest on ESOP Loan                     -           -           -           -           -            -             -
                                     ____________  _________ ___________ ___________ ____________  _____________ __________

   Total deductions                      67,182      34,860     164,772      45,203     407,716      115,367       20,032
Net Transfer of Assets (to) from       (140,391)     10,333     (55,374)    354,425    (442,100)      15,571      257,536
                                     ____________  ________  ___________ ___________ ____________  _____________ __________

Net Increase (Decrease)                 137,653     145,945     945,763     770,104     687,003      (94,453)     283,905

Net Assets Available for Benefits
  Beginning of Year                   1,109,811     276,426   1,983,590     737,008   7,394,860    1,541,811    1,667,965
                                     ___________  __________ ___________ ___________ __________   ___________ _____________

Net Assets Available for Benefits
  End of Year                        $1,247,464   $ 422,371  $2,929,353  $1,507,112  $8,081,863   $1,447,358   $1,951,870
                                    ============  ========== =========== ==========  ===========  ===========  ============


The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                              NON-PARTICIPANT
                                                  DIRECTED
                                          ___________________________
                                               Employee Stock
                                                 Ownership
                                          Allocated      Unallocated        Total
                                          ____________   ____________    _____________
Additions:
Investment Income:
  Interest                                $       62     $     -         $   469,282
  Dividends                                      -             -              89,805
  Realized Gain                               68,095           -             597,930
  Unrealized Gain (Loss)                    (291,838)      (44,998)       (1,013,398)
                                          _____________  ___________     ____________
                                            (223,681)      (44,998)          143,619
                                          _____________  ___________     ____________
Allocation of 3,909 shares of
  Company Stock at Market                     94,304           -              94,304
                                          _____________  ___________     ____________

Contributions:
  Employee                                       -             -           1,829,828
  Employee Rollovers                             -             -             230,751
  Employer                                       -          43,004         1,301,179
  Interest Paid by Acceptance
   on behalf of Plan                             -          13,091            13,091
                                          _____________  ___________     ____________
                                                 -          56,095         3,374,849
                                          _____________  ___________     ____________

    Total Additions                         (129,377)       11,097         3,612,772
                                          _____________  ___________     ____________

Deductions:
  Distributions to Plan Participants         169,693           -           1,024,825
  Allocation of 3,909 Shares of
    Company Stock at Market                      -          94,304            94,304
  Interest on ESOP Loan                          -          13,091            13,091
                                          _____________  ___________      ___________

    Total deductions                         169,693       107,395         1,132,220
Net Transfer of Assets (to) from                 -             -                 -
                                          _____________  ___________      ___________

Net Increase (Decrease)                     (299,070)      (96,298)        2,480,552

Net Assets Available for Benefits
  Beginning of Year                        1,411,806       201,487        16,324,764
                                          ____________    __________     ____________

Net Assets Available for Benefits
  End of Year                             $1,112,736      $105,189       $18,805,316
                                          ============    ==========     ============


The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


1.     Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       A.       General

                The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401(k)) (the
                Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

       B.       Contributions

                Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 1999, the following funds were available for investment: Money Market Funds, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts, Acceptance Insurance Companies Inc. Common Stock Fund, Vanguard Index 500 Fund, American Century Value Fund, American Century Equity Fund, Janus Growth Fund, and Janus Worldwide Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options quarterly.

                Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

       C.       Vesting

                Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75%, and 100% through five years of service.
                Employee contributions are fully vested at all times.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1999


       C.       Vesting - Continued

                The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was vested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances the lump sum payment is in cash only.

       D.       Forfeited Accounts

                For terminated employees withdrawing their vested accounts, forfeited accounts are reallocated to participants in the same proportion each participant's salary reduction is to the total of all participants' salary reduction. ESOP forfeitures are allocated in the same manner as the Employer Discretionary ESOP contribution. During the Plan Year ended December 31, 1999 and 1998, forfeited account balances totaled $45,518 and $42,037, respectively. Amounts allocated to accounts of terminated participants electing to withdraw from the plan were $0 and $110, respectively, at December 31, 1999 and 1998.

       E.       Loans to Participants

                The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant's principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

       F.       Plan Termination

                The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.     Summary of Significant Accounting Policies

       A.       Basis of Accounting

                The financial statements of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan are prepared on the accrual basis of accounting.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1999



2.     Summary of Significant Accounting Policies - Continued

       B.       Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

       C.       Investment Valuation and Income Recognition

                Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (See Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.

                Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis. Interest and dividend income are reported on the accrual basis.

       D.       Payment of Benefits

                Benefits are recorded when paid.

3.     Guaranteed Interest Contracts with Insurance Company

       Assets that were merged into the Plan from the Redland Group 401(k) Plan include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. During 1998, funds from contracts with Principal that had matured were converted to a mutual fund. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.     Exercise of Warrants and ESOP Loan

       Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by Acceptance Insurance Companies Inc.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1999


4.     Exercise of Warrants and ESOP Loan - Continued

       The term note bears interest at 7.5%, payable in annual installments of $56,094, including principal and interest. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $9,742 was paid by the Company on behalf of the Plan, for the year ended December 31, 1999. Loan principal repayments will be made as follows:

                    2000                $   49,964
                    2001                    28,778
                                        __________
                                        $   78,742
                                        ==========

       The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants' accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. Accordingly, the financial statements present separately the assets and liabilities and changes therein related to:

              *   Stock already released and allocated to participant accounts.

              *   Stock not yet allocated to employees (unallocated).

5.     Income Tax Status

       The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, accordingly, exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

       A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for income tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant contributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences to participants will vary depending on the circumstances at the time of distribution.

6.     Fees and Expenses

       Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc. for the years ended December 31, 1999 and 1998.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1999

7.     Related Party Transactions

       Silverstone Group, a related party through common management, began administering the Plan on July 1, 1994. As stated in Note 6, all fees incurred for Plan administration were paid by Acceptance Insurance Companies Inc.

8.     Investments

       Investments held by the Plan at December 31, are:



                                                                    1999                               1998
                                                         Cost                 Market           Cost             Market
                                                     _____________        ____________    _____________     ______________
       *Acceptance Insurance Companies
         Inc. Common Stock (132,898
         shares and 125,777 shares)                  $  1,931,546              764,163     $  1,873,809     $  2,547,005
       *Acceptance Insurance Companies
         Inc. Common Stock (7,158 shares
         and 11,372 shares encumbered by
         ESOP Loan (Note 4))                               78,738               41,158          125,092          230,283
       Common Stock of unaffiliated
         Companies                                      4,169,778            4,591,013        5,307,936        6,244,126
       Preferred Stock                                     98,225               72,150          222,567          206,211
       Unit Investment Trust                            1,299,279            1,482,105          924,943        1,049,550
       Mutual Funds                                     4,260,650            4,980,956             -                -
       U.S. Government & Agencies
         Securities                                     1,255,134            1,196,072        1,443,384        1,455,589
       Corporate Bonds                                  1,587,104            1,497,326        2,911,935        2,820,001
       Money Market Fund                                1,061,355            1,061,355        2,516,760        2,516,760
       Participant Loans                                    -                  426,014             -             507,951
                                                     _____________        _____________    _____________    _____________
                                                     $ 15,741,809         $ 16,112,312     $ 15,326,426     $ 17,577,476
                                                     =============        =============    =============    =============


At December 31, 1999, individual investments representing 5% or more of net assets available are as follows:



                                                        Cost           Market
                                                     ____________   __________
       *Acceptance Insurance Companies
         Common Stock                                $ 2,010,284    $  805,321
       Key Trust EB Managed Guaranteed
         Investment Contract                           1,299,279     1,482,105
       First National Bank-U.S. Government
         Obligation Fund                               1,061,355     1,061,355
       Mutual Funds - Vanguard 500
         Index Fund                                    1,784,347     1,913,483
       Mutual Funds - Janus Aspen Series
         Growth Portfolio Retirement Shares            1,347,866     1,696,595

*Represents a Party-In-Interest.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1999



9.     Reconciliation of Financial Statements to Form 5500

       There were no reconciling items between Form 5500 and these Financial Statements for the year ended December 31, 1999 and 1998.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001


         Column B                                            Column C                              Column D        Column E
________________________________      ________________________________________________________   ____________     ______________
Identity of Issue, Borrower            Description of Investment, Including Collateral, Rate
Lessor of Similar Party                of Interest, Maturity Date, Par on Maturity Date

                Common Stock                           Number of Shares                              Cost         Current Value
________________________________      ________________________________________________________   ____________     ______________
*Acceptance Insurance Companies                             132,898                              $1,931,546        $  764,163
*Acceptance Insurance Companies           7,158 collateralized by term note, 7.5%,                   78,738            41,158
                                                      maturing 2/1/2001
Adelphia Communications Corp                                   1150                                  64,831            75,469
Allied CapitalCorp                                             5000                                  92,500            91,563
Allstate Corp                                                 1,300                                  29,188            31,281
Annuity and Life RE (Hldgs)                                   5,700                                 110,285           148,913
Apache Corp                                                   2,800                                  68,740           103,425
Ascent Assurance Inc.                                           870                                  35,943             1,549
Ascent Assurance, Inc. WTS                                      929                                       2                77
Autozone Inc. Com                                             3,700                                  96,746           119,556
BE Aerospace                                                  8,100                                 147,279            68,344
Bell & Howell Co                                              2,200                                  50,669            69,988
Blockbuster Inc. Cl                                           1,100                                  16,461            14,713
Calpine Corporation                                           3,000                                  24,000           192,000
Capital Automotive Reit                                       8,500                                 108,896           103,594
Cinergy Corp Com                                              2,600                                  78,550            62,238
Citizens Utilities                                           12,300                                 122,534           174,506
Commercial Federal Corp                                       5,000                                 111,965            89,063
Daisytek Intl Corp                                            2,100                                  33,903            48,956
Emmis Communications Corp                                     1,300                                  82,132           162,033
Englehard Corp                                                6,200                                 121,180           117,025
EOG Resources                                                 5,900                                  98,383           103,619
Evertrust Financial Group Inc.                                2,600                                  25,919            24,294
FHLMC VT                                                      2,041                                  65,325            96,055
Foremost Corp of America                                      2,140                                  22,559            60,723
Great Lakes Chem Corp                                         2,600                                 104,465            99,288
H & R Block                                                   3,200                                 119,372           140,000
Heller Financial                                              2,200                                  58,533            44,138
Hibernia Corp                                                 8,000                                 104,198            85,000
IHOP Corp                                                     2,280                                  28,643            38,048
Intl Business Machs Corp                                        275                                  32,189            29,666
Int'l Flavors & Fragrance                                     1,614                                  57,111            60,727
Int'l Multifoods Corp                                         5,200                                 112,248            68,900
Kmart Corp                                                    4,100                                  49,062            41,256
Keane Inc Com                                                 1,100                                  33,346            35,338
Kimberly-Clark Corp                                           2,400                                 117,162           157,050
Kinder Morgan Inc                                             4,600                                  91,153            92,863
Knight Ridder Inc                                             2,200                                 118,163           131,038
Lincoln Electric Co. CLA                                      2,158                                  33,868            44,509
Mediaone Group                                                1,400                                  59,732           107,538
Midamerican Energy Holdings                                   2,800                                  72,241            94,325
Midas Inc Com                                                 5,899                                  92,915           129,041
NCR Corporation                                                  80                                   2,376             3,030

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
      ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001


              Column B                                       Column C                            Column D       Column E
________________________________        ______________________________________________________ ___________    ________________
Identity of Issue, Borrower             Description of Investment, Including Collateral, Rate
Lessor of Similar Party                 of Interest, Maturity Date, Par on Maturity Date

   Common Stock                                           Number of Shares                         Cost        Current Value
________________________________        ______________________________________________________ ___________    _________________

North Fork Bancorporation                                       300                                5,742           5,213
Parametric Technology Corp Com                                1,200                               31,978          32,475
R H Donnelley Corp                                            4,000                               65,004          75,500
Reliance Bancorp Inc                                            741                               28,035          25,565
Rent-Way                                                        470                                8,992           8,783
Reynolds & Reynolds CIA                                       1,829                               31,148          41,153
Rollins Inc                                                   1,000                               21,486          15,000
Roslyn Bancorp Inc                                            3,524                               61,450          65,194
S & P 400 Nid Cap Dep Recpt                                     470                               35,025          38,129
SPDR                                                          1,495                              183,433         219,578
Saks Incorporated                                             3,800                               68,296          59,138
Santa Fe International Corp                                   3,300                               85,987          85,388
Sensormatic Electronics Corp Com                              1,900                               31,132          33,131
Service Corp International                                    3,500                               50,994          24,281
Sovereign Bancorp                                             4,300                               35,050          32,048
St. Jude Medical Inc.                                         1,200                               41,966          36,825
Tenet Healthcare Corp                                         5,400                              109,836         126,900
Tupperware Corporation                                        1,700                               33,542          28,794
U S Industries                                                5,070                               88,793          70,980
UCAR International                                            3,140                               81,514          55,931
Unisys Corp                                                   1,000                               33,285          31,938
Universal Foods Corp                                          3,700                               79,956          75,388
Washington Mutual Inc                                         1,660                               62,367          42,942
                                                                                               _________       _________
                                        Total Common Stock                                     6,180,062       5,396,334
                                                                                               _________       _________

*Represents a Party-In-Interest

Preferred Stock:
Host Marriott Fin Trust Pfd                                   2,000                               87,875          62,250
Taylor  Capital Group Inc                                       400                               10,350           9,900
                                                                                               _________       __________
                                        Total Preferred Stock                                     98,225          72,150
                                                                                               _________       __________

Unit Investment Trust:
Keytrust EB Managed Guaranteed
    Investment Contract                                       6,657                            1,299,279       1,482,105
                                                                                               _________       _________

Mutual Funds:
Vanguard 500 Index Fund                                     14,139.392                         1,740,763       1,913,484
American Century Cap Portfolio
   Value Fund Advisor Cl                                    38,136.095                           249,254         209,367
American Century Equity
   Growth Fund Advisors Cl                                  18,998.011                           456,726         498,318
Janus Aspen Series Growth and
   Income Portfolio Retirement                               1,386.189                            26,379          28,666
Janus Aspen Series Growth
   Portfolio Retirement Shares                              50,463.865                         1,347,867       1,696,596
Janus Aspen Series Worldwide
   Growth Portfolio Retirement Shares                       13,341.569                           439,661         634,525
                                                                                               _________       __________
                                        Total Mutual Funds                                     4,260,650       4,980,956
                                                                                               _________       __________


                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
      ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001


       Column B                                                      Column C                                Column D    Column E
________________________________________         ______________________________________________________     __________ ____________
Identity of Issue, Borrower                      Description of Investment, Including Collateral, Rate
Lessor of Similar Party                          of Interest, Maturity Date, Par on Maturity Date

U.S. Government and Agencies Securities                             Number of Shares                          Cost    Current Value
________________________________________         ______________________________________________________     _________ _____________
FFCB                                                                      50,000                               50,000     47,135
                                                              Mtn Dtd 12/2/98 5.15% 12/02/03
FHLB                                                                     100,000                              101,156     94,531
                                                       Ser BU 12 Dtd 8/20/97 Unsec 7.3% 8/20/2012-99
FHLB                                                                      50,000                               50,000     48,985
                                                        Dbs Dtd 10/29/97 Unsec 6.03% 10/29/2002-99
FHLB                                                                      75,000                               75,000     74,204
                                                         Bds Dtd 9/1/99 Unsec 8.15% 0-01-2009-2000
FHLB                                                                     100,000                              100,000     94,031
                                                         Bds dtd 1/7/99 Unsec 5.18% 01/07/2004-2002
FHLB                                                                      90,000                               90,000     84,815
                                                         Bds Dtd 2/17/99 Unsecd 5.75% 02/17/2009-1999
FHLMC                                                                    125,000                              125,000    121,329
                                                         Debs Dtd 11/17/98 Unsec 5.3% 05/12/2002-2000
FHLMC                                                                    100,000                               99,840     96,844
                                                            Deb Dtd 12/7/98 Unsec 4.75% 12/14/2001
FHLMC                                                                    100,000                              100,000     97,719
                                                         Debs Dtd 1/14/99 Unsec 5.41% 01/14/2002-2000
FHLMC                                                                     50,000                               50,875     49,282
                                                           Dtd 4/24/97 Unsecd 7.67% 04/24/2007-2000
FNMA                                                                     100,000                              101,750     97,729
                                                           Mtn Ded 10/11/96 7.42% 10/12/2006-1999
FNMA                                                                     100,000                              101,500     95,236
                                                       Ser B Mtn Dtd 10/10/97 Unsec 7.25% 10/12/2012-1999
FNMA                                                                     805,000                              135,200    123,035
                                                        Ser B Mtn Dtd 10/29/97 Unsec 7% 10/29/2012-2002
FNMA                                                                      25,000                               24,938     24,374
                                                          Mtn Dtd 1/23/98 Unsec 5.9% 01/24/2003-2000
FNMA                                                                      50,000                               49,875     46,823
                                                          Mtn Dtd 2/13/98 Unsec 6.27% 2/13/2008-2003
                                                                                                            _________  __________

                                                       Total U.S. Government and Agencies Securities        1,255,134  1,196,072
                                                                                                            _________  __________

Corporate Bonds:
Novacare Inc                                           50,000 - 5.5% Mat-1/15/2000-96                          45,006     49,250
Quantum Health Res Inc                                 50,000 - 4.75% Mat-10/01/2000-95                        46,125     45,938
Avatar Holdings Inc                                    50,000 - 7% Mat-4/01/2005-2001                          50,000     43,000
Commercial Federal Corp                                50,000 - 7.95% Mat-12/01/2006-01                        50,000     45,000
Key Energy Services Inc                                25,000 - 5% Mat-9/15/2004-2000                          21,500     17,094
Archibald Candy Corp Co                                70,000 - 10.25% Mat-1/01/2004-2001                      75,688     67,550
Dynacare Inc                                           40,000 - 10.75% Mat-1/15/2006-01                        41,025     38,800
Coinmach Corp                                          70,000 - 11.75% Mat-11/15/2005-2000                     76,388     72,100
Moog Inc                                               70,000 - 10% Mat-5/1/2006-01                            70,830     71,299
Owens & Minor Inc                                      70,000 - 10.875% Mat-6/1/2006-01                        75,394     72,100
Hayes Wheels Inc                                       70,000 - 11% Mat-7/15/2006-01                           76,125     73,150
Outdoor Systems Inc                                    70,000 - 9.325% Mat-10/15/2006-01                       71,750     72,625



                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
      ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001




                  Column B                                          Column C                           Column D         Column E
________________________________              _____________________________________________________ ______________   ______________
Identity of Issue, Borrower                   Description of Investment, Including Collateral, Rate
Lessor of Similar Party                       of Interest, Maturity Date, Par on Maturity Date

               Corporate Bonds                                       Number of Shares                     Cost        Current Value
________________________________              ______________________________________________________ _____________    _____________
Host Marriott Travel Plaza                    70,000 - 9.5% Mat-5/15/2005-00                              71,594            72,450
Keebler Corp                                  70,000 - 10.75% Mat-7/01/2006-2001                          78,663            75,167
L-3 Communications                            60,000 - 8.5% Mat-5/15/2008                                 59,958            56,250
Navistar International Corp                   70,000 - 8% Mat-2/01/2008-2003                              71,050            66,500
Tekni-Flex Inc                                70,000 - 11.25% Mat-4/1/2007-2002                           77,975            75,600
Mark IV Industries Inc                        50,000 - 4.75% Mat-11/01/2004-00                            50,000            40,563
Swift Energy Co                               50,000 - 6.25% Mat-11/15/2006-1999                          46,438            38,625
Thermo Instr Sys Inc                          50,000 - 4% Mat-1/14/2005-2001                              41,250            36,500
Delco Remy Intl                               70,000 - 8.625% Mat-12/15/2007-2002                         72,013            66,150
General Elec Cap Corp                         85,000 - 6.66% Mat-5/01/2018-1996                           86,275            85,004
Parker Drilling Co                            25,000 - 5.5% Mat-8/1/2004-2000                             24,406            17,000
Parker Drilling Co                            25,000 - 5.5% Mat-8/1/2004-2000                             23,063            17,000
Newport News Shipbuilding Inc                 70,000 - 9.25% Mat-12/01/2006-01                            73,150            69,825
Quest Diagnostic Inc                          70,000 - 10.75% Mat-12/15/2006-01                           75,800            77,000
Premier Parks                                 35,000 - 9.75% Mat-1/14/2007-02                             35,638            35,786
                                                                                                     ____________      ___________
                                              Total Corporate Bonds                                    1,587,104         1,497,326
                                                                                                     ____________      ___________

Money Market Fund:
First National Bank of Omaha                  2,516,760 units                                          1,061,355         1,061,355
                                                                                                    _____________      ___________

Participant Loans                             Participant loans bearing various dates & interest
                                              rates                                                          -             426,014
                                                                                                     ____________      ____________

Total Investments                                                                                    $15,741,809       $16,112,312
                                                                                                     =============     ============




                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
 ITEM 4j - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - WHICH WERE BOTH ACQUIRED
                      AND DISPOSED OF WITHIN THE PLAN YEAR
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001





           Column B                                                Column C                             Column D        Column E
_________________________________             _______________________________________________________  ___________     ___________
Identity of Issue, Borrower                   Description of Investment, Including Collateral, Rate
Lessor of Similar Party                       of Interest, Maturity Date, Par on Maturity Date


               Corporate Bonds                                       Number of Shares                    Cost             Proceeds
_________________________________             _______________________________________________________  ___________       __________
L-3 Communication Corp                        130,000 - 8.00% Dtd 2/1/99                               $131,300          $123,825
Navistar International                        50,000 - 8.00% Dtd 2/4/98                                  50,805            46,750
Browning-Ferris Industries                    25,000 - 6.08% Dtd1/15/99                                  25,000            24,503
Citicorp                                      50,000 - 5.875 Dtd 1/22/98                                 50,800            50,188
Snap-on Tools Corp                            35,000 - 6.625% Dtd10/3/95                                 34,519            34,421
Swedish Export Credit                         50,000 - 5.00% Dtd 11/13/92                                49,625            48,688
Browning-Ferris Industries                    25,000 - 6.08% Dtd1/15/99                                  25,000            24,503
Citicorp                                      100,000 - 8.625% Dtd 11/3/94                              101,600           100,375
L-3 Communication Corp                        50,000 - 9.125% Dtd 4/28/98                                46,125            44,875
Merck & Co                                    50,000 - 5.76% Dtd 5/13/97                                 49,975            49,825
Snap-on Tools Corp                            50,000 - 6.625% Dtd 10/3/95                                49,313            49,174
Swedish Export Credit                         100,000 - 5.00% Dtd 11/13/92                               99,250            97,375
                                                                                                       ________          _________
                                                                                                        713,312            694,502
                                                                                                       ========          =========



                    Other                                            Number of Shares                    Cost             Proceeds
___________________________________           ____________________________________________________    __________        ___________
Participant Loans                             Participant loans bearing various dates & interest
                                              rates                                                          -                 -
                                                                                                       ========          =========

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
                  ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1999
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001



Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets



       Column A          Column B          Column C         Column D          Column E         Column F          Column G
   ________________    _____________      ___________      __________      ______________    ____________        ____________
      Identity of       Description          Number          Number             Total           Total
         Party              of                of              of             Dollar Value     Dollar Value          Net
       Involved           Assets           Purchases         Sales           of Purchases       of Sales           Change


     First National       Money
        Bank of           Market
        Omaha              Funds           Various           Various         $ 21,722,369     $ 22,982,723        $ 1,260,354


      SPDR TR            Unit
      Unit Seri          Trust             Various           Various         $    823,914     $    640,481        $   183,433


      Vanguard           Mutual
      Index 500           Fund             Various           Various         $  1,741,768     $     -             $ 1,741,768


     Janus Growth        Mutual
         Fund             Fund             Various           Various         $  1,348,268     $        402        $ 1,347,866



                          TIGHE, MASSMAN & NELSON, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                13310 "I" Street
                              Omaha, Nebraska 68137
                                 (402) 330-7099
                               FAX (402) 330-0809


J. William Tighe, C.P.A. (1930-1989)
Michael L. Massman, C.P.A.

George E. Nelson, C.P.A.
Dean M. Broich, C.P.A.
James A. Reinig, C.P.A.
     _______
G. Michael Gillain




EXHIBIT 23



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 of Acceptance Insurance Companies Inc. relating to the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan of our report dated June 9, 2000, appearing in this Annual Report on Form 11-K of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan for the year ended December 31, 1999.



                                             /s/ Tighe, Massman & Nelson, P.C.
                                              Certified Public Accountants


Omaha, Nebraska
June 9, 2000